Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

March 9, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Request for Limited Review – American Fidelity Dual Strategy Fund, Inc. Post-Effective Registration Statement on Form N-1A (File Nos. 333-59185, 811-08873)
Ladies and Gentlemen:

Included for filing with the Commission via EDGAR is a Post-Effective Amendment to Registration Statement on Form N-1A (the “Registration Statement”) filed on behalf of American Fidelity Dual Strategy Fund, Inc. (the “Fund”).  We are requesting limited review of the Registration Statement with regard to the discussion of sub-advisory fees, as described below.

The Fund previously received an Order from the Commission exempting the Fund from the requirement that it disclose separately the fees that the Fund’s advisor, as fiduciary for the Fund, pays to each sub-advisor for the Fund.  (Rel. No. 29483/October 25, 2010).  Instead, the exemption permits the Fund to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to the advisor and any affiliated sub-advisors; and (ii) the aggregate fees paid to sub-advisors other than affiliated sub-advisors.  If the Fund employs an affiliated sub-advisor, the Fund will provide separate disclosure of any fees paid to the affiliated sub-advisor.

The sub-advisory fees are discussed in the prospectus under “Portfolio Management – Sub-Advisory Fees” and in the Statement of Additional Information under “Investment Advisory Services – Sub-Advisors”.

Please note that certain information that is required to be included in the Registration Statement will be included in a subsequent filing to occur upon receipt of any comments from the Commission with regard to the requested limited review.  Such information includes, but is not limited to, (i) the required financial statements; (ii) the proxy voting policies of the Fund’s sub-advisors, (iii) the opinion of counsel; and (iv) the consent of the Fund’s independent accountants.

Securities and Exchange Commission
March 9, 2012

Please do not hesitate to contact me at (405) 552-2273 or Wagner dias da Silva at the number below if you have any questions.

Sincerely,

Jennifer Wheeler

JW/lw

Enclosure

cc:           Wagner dias da Silva
wagner.diasdasilva@mcafeetaft.com
(405) 552-2374